02019268

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2001 (MM/DD/YY) AND ENDING 09/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BENCHMARK INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 MAIN STREET
(No. and Street)

ARKADELPHIA	AR	71923
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROLYN R. MAY (501)224-6808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Taylor, Rodgers & Turner, PLLC
(Name – *if individual, state last, first, middle name*)

305 Professional Park	Arkadelphia	AR	71923
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BENCHMARK INVESTMENTS, INC.

ARKADELPHIA, ARKANSAS

SEPTEMBER 30, 2002

BENCHMARK INVESTMENTS, INC.
ARKADELPHIA, ARKANSAS

AUDIT REPORT - TABLE OF CONTENTS
SEPTEMBER 30, 2002

TAYLOR, RODGERS & TURNER, PLLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Benchmark Investments, Inc.

We have audited the accompanying statement of financial condition of Benchmark Investments, Inc. as of September 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Benchmark Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company presents its financial statements in conformity with practices prescribed or permitted by the Securities and Exchange Commission and Form X-17A-5.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Investments, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Taylor, Rodgers & Turner

November 18, 2002

P. O. BOX 768 305 PROFESSIONAL PARK DRIVE ARKADELPHIA, AR 71923 TELEPHONE (870) 246-4563 FAX (870) 246-6114

Member American Institute of Certified Public Accountants Private Companies Practice Section

BENCHMARK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash - Regions Bank	$ 1,598	$ -	$ 1,598
Mesirow Clearing Deposit	51,450	-	51,450
Receivables From Brokers -			
Mesirow Financial	1,749	95	1,844
R.J. O'Brien	8,057	6,206	14,263
Furniture & Fixtures (Net of Depreciation)	4,006	-	4,006
Other Assets	-	600	600
TOTAL ASSETS	$ 66,860	$ 6,901	$ 73,761

LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES			
Accounts Payable	$ 2,198	$ -	$ 2,198
TOTAL LIABILITIES	$ 2,198	$ -	$ 2,198
STOCKHOLDERS' EQUITY			
Comon Stock, No Par Value, 1000 Shares Issued and Outstanding			1,000
Additional Paid in Capital			155,245
Retained Earnings			(84,682)
TOTAL STOCKHOLDERS' EQUITY			71,563
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 73,761

See Accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR YEAR ENDED SEPTEMBER 30, 2002

REVENUE		
Equities Commission	$ 53,511	
Commodities Brokerage Fees	43,621	
Interest Income	2,934	
Postage & Shipping Rebates	1,458	
TOTAL REVENUE		$ 101,524
EXPENSES		
Payroll Expense	12,458	
Advertising	27	
Depreciation	2,671	
Legal and Professional	1,761	
Insurance	1,168	
Dues and Subscriptions	1,100	
Clearing Charges	23,464	
Brokerage Consulting	13,836	
Management Fees	44,646	
Employee Benefits	3,954	
Quotes	345	
Regulatory Fees	2,261	
Miscellaneous	570	
Commodity Commissions	2,104	
TOTAL EXPENSES		110,365
NET (LOSS)		$ (8,841)

See Accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE OCTOBER 1, 2001	$ 1,000	$ 155,245	$ (75,841)	$ 80,404
NET INCOME	-	-	(8,841)	(8,841)
BALANCE SEPTEMBER 30, 2002	$ 1,000	$ 155,245	$ (84,682)	$ 71,563

See Accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash Received From Customers	$ 102,798
Cash Paid to Suppliers and Employees	(107,679)
Interest Received	2,934
NET CASH FLOW FROM OPERATING ACTIVITIES	(1,947)
CASH FLOWS FROM INVESTING ACTIVITIES:	
None	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Other Assets	549
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,398)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	54,446
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 53,048

See Accompanying Notes to Financial Statements.

BENCHMARK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

Reconciliation of net income to net cash flows from operating activities:

NET INCOME (LOSS)	$ (8,841)
ADJUSTMENTS TO RECONCILE NET (LOSS) TO NET CASH FLOWS FROM OPERATING ACTIVITIES	
Depreciation	2,671
Change in Assets and Liabilities:	
Accounts Receivable	4,208
Accounts Payable	15
TOTAL ADJUSTMENTS	6,894
NET CASH FLOW FROM OPERATING ACTIVITIES	$ (1,947)

SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
None

See Accompanying Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Fixtures are stated on the basis of cost, and depreciation for financial and income tax reporting purposes is provided on the straight-line and other accelerated methods as follows:

Furniture & Fixtures	5 Years

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Note 2. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c-3-3 under section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

Note 3. Allowable and Non-Allowable Assets and Liabilities

As required by Form X-175A-5 the Company's statement of financial condition reports both allowable and non-allowable assets and liabilities. The $6,901 of non-allowable assets consists of $5,000 R.J. O'Brien deposit, $1,206 interest and $95 postage rebate and $600 in other assets. There are no non-allowable liabilities at September 30, 2002.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 5. Related Party Transaction

The Company shares office space, furniture and fixtures and certain employees with Benchmark Mortgage Company, Inc. which is controlled by shareholders of the Company. The Company did not pay any rent for office space. The furniture and fixtures were purchased from stockholder Ted Huneycutt, Jr.

Note 6. Other

On January 1, 2001, the Company entered into a agreement with STL Capital Management Corporation in which STL agrees to pay all overhead and operating expenses, other than commission expense, of Benchmark Investments, Inc. without anticipated reimbursement from Benchmark. Also STL may also provide management and/or consulting services for Benchmark and bill Benchmark for those services, but at no time may any charge for such services cause Benchmark's net capital to fall below 120% of its required amount.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Benchmark Investments, Inc.

In planning and preforming our audit of the financial statements and supplemental schedules of Benchmark Investments, Inc. for the year ended September 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in

the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Taylor Bodgart Turner

November 18, 2002

ADDITIONAL INFORMATION

TAYLOR, RODGERS & TURNER, PLLC

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors and Stockholders
Benchmark Investments, Inc.

We have audited the financial statements of Benchmark Investments, Inc. as of September 30, 2002, and for the fiscal year then ended, and have issued our report thereon dated November 18, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Taylor Rodgers & Turner

November 18, 2002

P. O. BOX 768 305 PROFESSIONAL PARK DRIVE ARKADELPHIA, AR 71923 TELEPHONE (870) 246-4563 FAX (870) 246-6114

Member American Institute of Certified Public Accountants Private Companies Practice Section

BENCHMARK INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2002

CAPITAL AND SUBORDINATED LIABILITIES	
Stockholders' Equity from Statement of Condition	$ 71,563
Less: Equity not Allowable for Net Capital	-
Add: Liabilities Subordinated to General Creditors	-
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	71,563
Deductions:	
Non-Allowable Assets from Statement of Condition	6,901
NET CAPITAL	$ 64,662

No material differences existed between the audited computation of Net Capital and the Broker Dealer's Corresponding Unaudited Part II of Form X-17A-5.

BENCHMARK INVESTMENTS, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
SEPTEMBER 30, 2002

SCHEDULE II

Minimum Net Capital Required (6.666% of Total Liabilities)	$ 147
Minimum Dollar Net Capital Requirement	5,000
Net Capital Requirement (Greater of the Above)	5,000
Excess Capital ($64,662 less $5,000)	59,662
Excess Net Capital (Net Capital Less 10% of Total Liabilities)	64,442

BENCHMARK INVESTMENTS, INC.
SCHEDULE OF ADDITIONAL PAID IN CAPITAL
SEPTEMBER 30, 2002

Additional Capital Paid in on August 13, 1999 by Ted Huneycutt, Jr.	$ 145,140
Additional Capital Paid in on October 16, 1999 by Ted Huneycutt, Jr.	10,105
TOTAL ADDITIONAL PAID IN CAPITAL	$ 155,245

BENCHMARK INVESTMENTS, INC.
SCHEDULE OF FURNITURE AND FIXTURES
SEPTEMBER 30, 2002

SCHEDULE IV

ITEM	COST	PRIOR DEPRECIATION	CURRENT DEPRECIATION
7 Bell Computer Systems	$ 10,500	$ 5,460	$ 2,016
2 Copiers	1,500	780	288
2 Desks and Chairs	1,910	993	367
	$ 13,910	$ 7,233	$ 2,671